FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of March, 2024

           Brazilian Distribution Company
(Translation of Registrant’s Name Into English)

Av. Brigadeiro Luiz Antonio,
3142 São Paulo, SP 01402-901
     Brazil
(Address of Principal Executive Offices)

        (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F   X   Form 40-F

        (Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (1)):

Yes ___ No   X

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule
101 (b) (7)):

Yes ___ No   X

        (Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ___ No   X

Companhia Brasileira de Distribuição

Publicly-Held Company with Authorized Capital

CNPJ No. 47.508.411/0001-56

NIRE 35.300.089.901

MINUTE OF THE BOARD OF DIRECTORS’ MEETING

HELD ON MARCH 13, 2024

1.               DATE, TIME, AND PLACE: March 13, 2024, at 06:30 p.m., at the head offices of Companhia Brasileira de Distribuição (“Company”), at Avenida Brigadeiro Luís Antônio, No 3.142, City of São Paulo, State of São Paulo.

2.       CONDUCTION OF THE MEETING: Chairman: Sr. Christophe Hidalgo; Secretary: Sra. Aline Pacheco Pelucio.

3.       CALL TO ORDER AND ATTENDANCE: The call was waived pursuant to paragraphs 1st and 2nd of Article 14 of the Company’s Bylaws and Articles 7 and 8 of the Internal Regulation of the Company’s Board of Directors. Attended the meeting the following members of the Board of Directors, Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves and Renan Bergmann.

4.       AGENDA: Considering the deliberations taken at the Board of Directors’ meeting, held on March 4, 2024 (“BoD Meeting 04/03”), to assess and resolve on: (i) the setting and justification of the emission price per common share issued by the Company (“Shares”), carried out under the procedure of automatic registration of distribution, intended exclusively for professional investors, as defined by Article 26, item II, paragraph “a” of the Brazilian Securities and Exchange Commission ("CVM") Resolution No. 160, of July 13, 2022, as amended, with placement efforts abroad ("Offering"); (ii) the increase of the Company's capital stock, within the limit of the Company's authorized capital, through the issuance of common shares, issued with the exclusion of the preemptive right of the Company's shareholders (“Shareholders”), pursuant to item I, Article 172, of Law No. 6,404, of December 15, 1976, as amended ("Brazilian Corporation Law") and Article 6 of the Company's Bylaws (“Preemptive Right”), and with the granting of the right of priority to the Shareholders, to subscribe for up to all of the Shares to be placed through the Offering, subject to the limit of the proportion of their interests in the Company's capital stock, in accordance with the procedures disclosed by the Company by means of a material fact, dated on March 4, 2024 ("Right of Priority"); and (iii) the homologation of the Company's capital stock increase.

5.       RESOLUTIONS: The members of the Board of Directors decided, unanimously and without reservations, to approve:

(i)                the setting of the issue price of R$ 3.20 (three reais and twenty cents) per Share, withing the scope of the Offering ("Price per Share"). The Price per Share was fixed upon completion of the investment intentions collection procedure, which will be carried out with Professional Investors (as defined in the BoD Meeting 04/03), in Brazil, by the Brazilian Placement Agents (as defined in the BoD Meeting 04/03), and abroad, with Foreign Investors (as defined in the BoD Meeting 04/03), by the International Placement Agents (as defined in the BoD Meeting) ("Bookbuilding Procedure"). The choice of the criteria for setting the Price per Share is justified, pursuant to Article 170, paragraph 1, item III, of the Brazilian Corporation Law, insofar as the market price of the Shares distributed was measured based on the parameters: (i) the price of the Company's common shares on B3; and (ii) indications of interest due to the quality and quantity of demand (by volume and price) for the Shares, collected from Professional Investors, within the scope of the Bookbuilding Procedure, thus not promoting unjustified dilution of the Company's shareholders;

(ii)                considering the approval of the item (i) above, the increase of the Company's capital stock, within the limit of Company's authorized capital, in the amount of R$704,000,000.00 (seven hundred and four million reais), through the issuance of 220,000,000 (two hundred and twenty million) new Shares, which will increase from R$1,807,167,455.83 (one billion, one hundred and seven million, one hundred and sixty-seven thousand, four hundred and fifty-five reais and eighty-three cents), divided into 270,139,069 (two hundred and seventy million, one hundred and thirty-nine thousand and sixty-nine) common shares, to R$2,511,167,455.83 (two billion, five hundred and eleven million, one hundred and sixty-seven thousand, four hundred and fifty-five reais and eighty-three cents), divided into 490,139,069 (four hundred and ninety million, one hundred and thirty-nine thousand and sixty-nine) common shares, with the exclusion of the Preemptive Right and the granting of the Right of Priority. It is also stated that the new shares issued will have the same rights conferred on the other shares issued by the Company, under the terms of the Company's Bylaws and applicable legislation, being entitled to the full receipt of dividends and other proceeds of any nature that may be declared by the Company as of this date; and

(iii)                homologate, as a result of the resolution taken in item (ii) above, the increase of the Company's capital in the amount of R$704,000,000.00 (seven hundred and four million reais), through the issuance of 220,000,000 (two hundred and twenty million) new common shares, all registered, book-entry and without par value.

6.       APPROVAL AND SIGNATURE OF THESE MINUTES: As there were no further matters to be addressed, the meeting was adjourned so that these minutes where drawn up. Then the meeting was resumed, the present minutes were read, found to be in accordance with and approved, and signed by all those present. São Paulo, March 13, 2024. President: Mr. Christophe Hidalgo; Secretary: Mrs. Aline Pacheco Pelucio. Present members of the Board of Directors: Messrs. Arnaud Daniel Charles Walter Joachim Strasser, Marcelo Pimentel, Christophe Hidalgo, Eleazar de Carvalho Filho, Hervé Daudin, Luiz Augusto de Castro Neves and Renan Bergmann.

I hereby certify, for due purposes, that this is an extract of the minutes registered in the relevant corporate book.

São Paulo, March 13, 2024.

___________________________________________

Aline Pacheco Pelucio

Secretary

SIGNATURES

        Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA BRASILEIRA DE DISTRIBUIÇÃO
Date: March 13, 2024	By: /s/ Marcelo Pimentel
	Name:	Marcelo Pimentel
	Title:	Chief Executive Officer

By: /s/ Rafael Sirotsky Russowsky
	Name:	Rafael Sirotsky Russowsky
	Title:	Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.